Exhibit 3

ASX

Release

28 NOVEMBER 2019

Westpac announces new Acting Group Executive Enterprise Services

Westpac Group today announced that Alastair Welsh has been appointed Acting Group Executive Enterprise Services while Gary Thursby acts in the role of Chief Financial Officer.

Incoming Acting Chief Executive Officer Peter King said: “Al is an experienced member of the senior leadership team and has provided more than 25 years of service to the Westpac Group. He has done an excellent job leading the Business division since the reset of our wealth strategy earlier this year.

“As Acting CEO, my immediate priorities for the business will be to implement the response plan announced on Sunday and to ensure continued execution of the Group’s broader strategy.

“Al’s strong relationships and extensive banking experience will help ensure we maintain the focus on our business agenda,” Mr King said.

The Group Executive Enterprise Services is responsible for leading the Group’s operations functions, property and procurement, remediation and coordination of the Group-wide transformation.

Mr Welsh has been acting in the role of Chief Executive Business since April 2019, with Westpac announcing Guilherme (Guil) Lima as new Chief Executive Business in June. Mr Lima will start with the bank on 2 December.

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
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